Quarterly Earnings Report                                                               May 2, 2011
            1Q11

The Expansion Resulted in Strong Increases; 65.49% in Sales and 52.82% in Operating Income

Financial Highlights:
(All figures are expressed in millions of current Mexican pesos. Comparisons are made with the same period of 2010, unless otherwise stated. Figures may vary due to rounding practices).

  During the first quarter, GCS’s net sales reached $12,782.22 million, an increase of 65.49% compared to 1Q10
  Gross income for the period was $2,215.77 million, an increase of 150.80%
  The gross margin for the quarter was 17.33%
  Quarterly operating expenses as a percentage of sales were 13.51%
  Operating income reached $488.64 million, which resulted in an operating margin of 3.82% for the period
  The quarterly CCF grew by 295.66% versus the same quarter of the previous year
  Operating income plus depreciation and amortization for 1Q11 rose 77.17% versus 1Q10 to reach $600.80 million
  Net profit for the quarter was $231.41 million, 6.49% lower than the net income reported in 1Q10
  As of March 31, 2011 the Group had $1,571.71 million in cash and cash equivalents

Mexico City, Mexico, May 2, 2011.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the first quarter of 2011.

QUARTERLY EARNINGS

Several years ago, Grupo Casa Saba entered a stage of expansion as part of its strategy to increase the company’s profitability. Since then, the Group has completed acquisitions in several South American countries, beginning in May 2008 with the acquisition of the Brazilian pharmacy chain Drogasmil (Casa Saba Brasil).  In September 2010, the company acquired 97.8% of Farmacias Ahumada, S.A., a chain of more than 1,200 pharmacies with operations in Chile, Mexico and Peru and, as a result, has reclassified its divisions in accordance with its strategy, creating a new division known as “Retail Pharmacy.”

Consequently, GCS will report the results of its affiliates that distribute pharmaceutical and non-pharmaceutical products in Mexico to both its private sector (Distribution – Private Pharma) and government sector (Distribution – Government Pharma) clients.  Sales from CITEM and the "Health, Beauty, Consumer Goods, General Merchandise and Others" division will continue to be reported separately within this new business division.

As a result, the majority of the figures presented in this report are not comparable with those that were reported during the same quarter of 2010.

NET SALES

Net sales during the first quarter of 2011 grew 65.49%, a significant increase compared to 1Q10.  The Group sold $12,782.22 million pesos in the period versus $7,724.08 million pesos in sales during the same quarter of the previous year.

This was primarily the result of the acquisition of Farmacias Ahumada, S.A. and the consolidation of its sales.

SALES BY DIVISON

DISTRIBUTION DIVISION

DISTRIBUTION - PRIVATE PHARMA

Quarterly sales for this division reached $5,825.93 million pesos and represented 45.58% of the Group’s overall sales for the period.

DISTRIBUTION - GOVERNMENT PHARMA

Sales in our Government Pharma division increased 23.52% during the first quarter of 2011 to reach $162.84 million.  This compared favorably to the $131.84 million in sales registered during the first quarter of 2010 and can be attributed, in large part, to an increase in sales to the IMSS, ISSSTE and various other state government institutions.

This division represented 1.27% of the Group’s total sales during the quarter, a decline of 44 basis points compared to the 1.71% participation that it had in 1Q10.  This decrease is due to the higher base resulting from the significant increase in the company’s overall sales this quarter compared to the same period of the previous year.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division grew by 2.71% compared to the first quarter of 2010 to reach $660.22 million pesos.  This was the primarily the result of an increase in promotions for seasonal high priority categories.

As a percentage of the Group’s total sales, this division represented 5.17% during the quarter, a decline of 315 basis points compared to 1Q10.  Its participation was diluted as a result of the increase in the Group’s overall sales compared to the same quarter of 2010.

PUBLICATIONS

Sales for CITEM, the company’s publications distribution division, rose 14.27% during the first quarter of 2011 compared to the same period of 2010. This increase was due to the incorporation of new titles into the catalog during the period.

As a result, this division’s participation as a percentage of total sales went from 2.46% in 1Q10 to 1.70% in 1Q11 and was also affected by the higher base resulting from the increase in total sales.

RETAIL PHARMACY

During the quarter, the new retail pharmacy division reported sales of $5,916.09 million pesos and represented 46.28% of the Group’s total sales.

As a result, the sales mix for the fourth quarter of 2010 was as follows:

                                                 Division                               % of Sales
                                         Retail Pharmacy                              46.28%
                                 Distribution - Private Pharma                     45.58%
                    Distribution - Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                 5.17%
                         Distribution - Government Pharma                       1.27%
                            Distribution - Publications                               1.70%
                                                  TOTAL                                   100.00%

GROSS INCOME

During the first quarter of the year, the Group’s gross income grew 150.80%, from $883.46 million during the same period of the previous year to $2,215.77 million this quarter.

As a result, the company’s gross margin for the period was 17.33%, which compared favorably to the 11.44% margin posted in 1Q10.

OPERATING EXPENSES

GCS’s operating expenses reached $1,727.13 million in 1Q11, an increase of 206.38% compared to the first quarter of 2010 when expenses were $563.71 million.

Operating expenses accounted for 13.51% of the Group’s overall sales versus the 7.30% margin registered during the same period of 2010.

OPERATING INCOME

Quarterly operating income grew 52.82% to reach $488.64 million pesos, higher than the $319.74 million reported in 1Q10.

As a result, the operating margin for the period was 3.82%, slightly lower than the 4.14% margin reported in the first quarter of 2010.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for the first quarter of 2011 was $600.80 million pesos, an increase of 77.17% compared to the $339.12 million pesos reported during the first quarter of 2010.

The company’s EBITDA margin for the quarter was 4.70%, somewhat higher than the 4.39% margin registered during the same period of the previous year.

CASH AND CASH EQUIVALENTS

At the end of the first quarter of 2011 the company’s cash and cash equivalents totaled $1,571.71 million pesos.

COMPREHENSIVE COST OF FINANCING

GCS’s comprehensive cost of financing (CCF) went from $54.92 million in 1Q10 to $217.29 million during the first quarter of this year, an increase of 295.66%.

This was primarily due to the increase in interest payments related to the credits the company obtained in order to acquire Farmacias Ahumada, S.A. as well as the interest generated from the use of short-term credits for our operations.

OTHER EXPENSES (INCOME)

During the first quarter of 2011, the Company registered an income in the Other Expenses (Income) line item of $8.34 million pesos compared to an income of $6.96 million obtained during the same period of 2010.  It is important to mention  that the results listed in this line item are derived from activities outside of the company’s normal business operations.

TAX PROVISIONS

Grupo Casa Saba’s tax provisions for 1Q11 totaled $48.28 million pesos, 98.44% higher than the $24.33 million paid by the Group during the first quarter of 2010.  Of these, $50.84 million were related to income tax payments and ($2.56) million were for deferred income tax.

NET INCOME

Net income for the quarter was $231.41 million pesos, a decline of 6.49% compared to the first quarter of 2010. This was primarily the result of the increase in the CCF as well as the company’s operating expenses.

Consequently, the net margin for the period was 1.81%, 139 basis points lower than the 3.20% net margin registered during the same quarter of 2010.

WORKING CAPITAL

During the first quarter of 2011, the Group’s accounts receivable days declined by 13.9 days from 1Q10 to reach 59.1 days.  In addition, the accounts payable days increased by 18.4 days versus 1Q10, to reach 93.3 days.  Finally, our inventory days were 63.5 days, 9.3 more days compared to the same period of the previous year.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.  With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile, Brazil and Peru.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil, Chile and Peru, as well as variations in the value of the Mexican peso as compared with the  currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                        +52 (55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos

I T E M	March 2011	March 2010	Difference

TOTAL ASSETS	31,951,717	15,516,695	16,435,022

CURRENT ASSETS	19,779,088	12,372,790	7,406,298
CASH AND CASH EQUIVALENTS	1,571,710	501,513	1,070,197
ACCOUNTS RECEIVABLE (NET)	8,398,268	6,266,099	2,132,169
OTHER ACCOUNTS RECEIVABLE (NET)	2,295,127	1,387,871	907,256
INVENTORIES	7,454,604	4,117,365	3,337,240
OTHER CURRENT ASSETS	59,379	99,943	(40,564)
LONG TERM	49,291		49,291
INVESTMENTS IN SHARES OF SUBSIDIARIES AND	49,291	-	49,291
ASSOCIATED COMPANIES
PROPERTY MACHINARY AND EQUIPMENT	3,525,224	1,314,405	2,210,819
PROPERTY	1,684,409	1,359,450	324,958
MACHINERY AND EQUIPMENT	2,329,406	460,364	1,869,042
OTHER EQUIPMENT	4,190,660	671,969	3,518,691
ACCUMULATED DEPRECIATION	4,679,251	1,177,378	3,501,873
DEFERRED ASSETS (NET)	6,725,591	1,619,842	5,105,749
OTHER ASSETS	1,872,523	209,658	1,662,865

TOTAL LIABILITIES	24,116,561	7,931,755	16,184,805

CURRENT LIABILITIES	21,883,046	6,668,553	15,214,493
ACCOUNTS PAYABLE	9,392,993	4,574,562	4,818,431
BANK DEBT	9,851,047	1,638,413	8,212,634
OTHER CURRENT LIABILITIES	2,639,006	455,578	2,183,428
LONG TERM LIABILITIES	2,104,729	841,177	1,263,552
BANK DEBT	2,104,729	841,177	1,263,552
OTHER LIABILITIES	128,786	422,025	(293,240)

SHAREHOLDERS' EQUITY	7,835,157	7,584,940	250,216

PAID-IN CAPITAL	1,992,326	1,992,326	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	955,862	955,862	-
PREMIUM ON STOCK SOLD	868,561	868,561	-
CAPITAL INCREASE (DECREASE)	5,842,831	5,592,615	250,216
CUMMULATIVE RESULTS AND EQUITY RESERVE	4,547,903	4,281,635	266,268
RESERVE FOR SHARE REPURCHASE	1,063,517	1,063,517	-
NET INCOME	231,410	247,463	(16,052)

GRUPO CASA SABA, S.A.B. DE C.V.

Figures are expressed in thousands of Mexican pesos as of March 2011

	Jan-Mar		Jan-Mar		Difference
Income Statement	2010	% of sales	2011	% of sales	$	%
NET SALES	7,724,080	100.00%	12,782,226	100.00%	5,058,147	65.49%
COST OF SALES	6,840,615	88.56%	10,566,453	82.67%	3,725,838	54.47%
Gross Profit	883,464	11.44%	2,215,773	17.33%	1,332,308	150.80%
Operating Expenses
Sales Expenses	218,995	2.84%	253,681	1.98%	34,686	15.84%
Administrative Expenses	344,723	4.46%	1,473,451	11.53%	1,128,727	327.43%
OPERATING EXPENSES	563,718	7.30%	1,727,132	13.51%	1,163,414	206.38%

Operating Income	319,746	4.14%	488,641	3.82%	168,895	52.82%
COMPREHENSIVE COST OF FINANCING
Interest Paid	57,286	0.74%	232,466	1.82%	175,180	305.80%
Interest (Earned)	-1,873	(0.02%)	-5,385	(0.04%)	-3,511	187.43%
Exchange Loss (Gain)	-492	(0.01%)	-9,786	(0.08%)	-9,294	1887.57%
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	54,920	0.71%	217,295	1.70%	162,375	295.66%

OTHER EXPENSES (INCOME), net	-6,967	(0.09%)	-8,346	(0.07%)	-1,379	19.79%

NET INCOME BEFORE TAXES	271,793	3.52%	279,692	2.19%	7,899	2.91%

PROVISIONS FOR:
Income Tax	24,331	0.31%	50,843	0.40%	26,512	108.96%
Asset Tax	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	0	0.00%	-2,561	(0.02%)	-2,561	NC
Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Total taxes	24,331	0.31%	48,281	0.38%	23,951	98.44%

Net Income Before Extraordinary Items	247,463	3.20%	231,410	1.81%	-16,052	(6.49%)

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%
Net Income	247,463	3.20%	231,410	1.81%	-16,052	(6.49%)

Depreciation and Amortization	19,374	0.25%	112,165	0.88%	92,791	478.95%
Operating income plus Depreciation and Amortization	339,120	4.39%	600,806	4.70%	261,686	77.17%

Net Income corresponding to Minority Interest	-21,096		-2,233